THE GLOBAL ECONOMIC & INVESTMENT ENVIRONMENT AND STRATEGY

October 2023

Presented by:

Roger J. Sit
CEO & Chief Investment Officer

Sit Investment Associates

GLOBAL ECONOMIC & INVESTMENT ENVIRONMENT

I. We expect a short, shallow recession towards the end of 2023/early 2024 with a return to growth in late 2024.

- Interest rate increases and quantitative tightening are starting to have an impact.
- More impact from earlier central bank actions still to materialize. Historically it takes 12 months for monetary policy actions to impact the economy. Material rate increases started June 2022.
- With targeted economic slowdown and decrease in inflation taking longer than central bankers would like, more accommodative monetary policies are not likely in the immediate term. We think interest rates have peaked but will stay higher for longer and thus be an ongoing headwind.
- Two U.S. bank failures and a nervous banking system will further stifle growth as lending standards tighten.
- China economic growth is struggling due to trade restrictions and structural issues.
- Material Federal debt in the U.S. and rest of the world will further limit ability to grow.
- We anticipate rate cuts in 2024 after material demand destruction and reduction in inflation.

II. Markets are likely to be volatile throughout the rest of 2023 and improve in 2024.

- Investor focus is on the health of the economy and future path of interest rates.
- The difficulty and inability in the near term to determine the strength and timing of global economic conditions, and in turn corporate business activities, are resulting in ongoing market volatility; "risk off" and "risk on" days.
- Should have more clarity on economic conditions and interest rate path by late 2023. This clarity should calm the markets.

III. The markets are anticipating a lot of negative news/uncertainty and are looking past 2023 into 2024.

- The markets are an anticipatory (or discounting) mechanism and are focused roughly 12 months out.
- With our expected return to growth in late 2024, the stock market should move higher, and the appreciating sectors should broaden.
- Equity market valuations on consensus estimates look reasonable relative to history and expected level of interest rates.
- Material moderating inflation data, slowing economic activity, and dovish central bank monetary policies will be positive market catalysts.

MONETARY POLICIES HAVE BEEN AGGRESSIVE TO REDUCE ECONOMIC ACTIVITY

Policy Rate Changes, Developed Markets



Japan
Switzerland
Sweden
Australia
Euro Area
Israel
Canada
United Kingdom
New Zealand
United States*
Year-End 2021 Rate
Current Rate
-1%
0%
1%
2%
3%
4%
5%
6%

Source: FactSet

** upper bound*

U.S. Federal Reserve Assets

$ Trillion



$10T
$8T
$6T
$4T
$2T
$0T
U.S. Treasuries
Mortgage-Backed Securities
Other Assets
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: Federal Reserve

Pace of U.S. Monetary Tightening Cycles

Increase in Fed Funds Rate, Basis Points



600
500
400
300
200
100
0
0
5
10
15
20
25
30
35
40
Months
1980-1981
1983-1984
1987-1989
1994-1995
1999-2000
2004-2006
2015-2018
2022-2023

Source: Federal Reserve, CME Group

European Central Bank Assets

Euro, Trillion



10
9
8
7
6
5
4
3
2
1
0
Gold & Gold Receivables
Other Assets
Longer-Term Refinancing Operations
Securities Held for Monetary Policy Purposes
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: European Central Bank

Sit Investment Associates

Source: Factset 9/29/23, CME Group 9/29/23, Federal Reserve 9/29/23, European Central Bank 9/29/23

U.S. CONSUMER DATA AND HOUSING SHOWING SLOWDOWN

U.S. Retail & Food Services Sales, ex. Autos
Seasonally-Adjusted, January 2018 = 100



Nominal
Real
Pre-Covid Trendline
150
140
130
120
110
100
90
80
2018
2019
2020
2021
2022
2023

Source: U.S. Census, Bureau of Economic Analysis

Spending per household (HH), based on BAC aggregated credit and debit card data (year-over-year (y/y) %change of the 7-day moving average (ma) of spending levels)
Retail ex-auto spending was down 1.1% y/y in the week ending Sep 23



Total card
Retail ex auto
Total card ex gas
10%
5%
0%
-5%
-10%
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23
Jul-23
Sep-23

Source: BAC internal data.

U.S. Wholesale Trade Inventory-to-Sales Ratio
Seasonally-Adjusted



1.7x
1.6x
1.5x
1.4x
1.3x
1.2x
1.1x
1993
1998
2003
2008
2013
2018
2023

Source: U.S. Census Bureau

U.S. Single-Family Building Permits and Housing Starts
Seasonally-Adjusted Annualized Rate, Thousands



Building Permits
Housing Starts
1,300k
1,200k
1,100k
1,000k
900k
800k
700k
600k
500k
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: U.S. Census Bureau

U.S. Home Sales
Seasonally-Adjusted Annualized Rate, Thousands



New Homes, LHS
Existing Homes, RHS
1,100
1,000
900
800
700
600
500
400
300
200
100
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: U.S. Census Bureau, National Association of Realtors

Consumer Confidence
Normal = 100, Seasonally-Adjusted



106
104
102
100
98
96
94
92
90
U.S.
China
Euro Area
U.K.
Japan
OECD +6 NME
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: OECD

Sit Investment Associates

Source: Bureau of Economic Analysis 9/29/23, U.S. Census Bureau 9/29/23, National Association of Realtors 9/29/23, OECD 9/29/23, Bank of America Global Research 9/28/23

GLOBAL PURCHASING MANAGER'S INDICES SHOW SLOWING ACTIVITY

Manufacturing Purchasing Managers' Indices



World
Euro Area
Japan
U.S.
U.K.
China
Expanding
Contracting
65
60
55
50
45
40
35
2016
2017
2018
2019
2020
2021
2022
2023

Source: S&P Global

Services Purchasing Managers' Indices



Euro Area
Japan
U.S.
U.K.
China
World
Expanding
Contracting
65
60
55
50
45
40
35
2016
2017
2018
2019
2020
2021
2022
2023

Source: S&P Global

Global Short-Term Interest Rates vs Manufacturing PMI



Inverted Scale
60
55
50
45
40
35
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
'04
'06
'08
'10
'12
'14
'16
'18
'20
'22
'24
World Manufacturing Purchasing Mgrs Index, LHS
Global Short Rates, Mkt.-Weighted, 12M Lead, RHS

Source: S&P Global, FactSet

Purchasing Managers' Index vs. Money Supply Growth
Euro Area



Manufacturing PMI, RHS
Money Supply*, Y/Y%, 9M Lead, LHS
*M1 deflated by HICP
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
70
65
60
55
50
45
40
35
30
'00
'02
'04
'06
'08
'10
'12
'14
'16
'18
'20
'22
'24

Source: European Central Bank, S&P Global

Sit Investment Associates

Source: S&P Global, FactSet, European Central Bank 9/29/23

FED'S FAVORITE INFLATION GAUGES SLOWING BUT NOT FAST ENOUGH?

U.S. PCE Price Index
Change from a Year Earlier



12%
10%
8%
6%
4%
2%
0%
-2%
Goods
Services
1/22 3/22 5/22 7/22 9/22 11/22 1/23 3/23 5/23 7/23

Source: Bureau of Economic Analysis

U.S. Core PCE Price Index*
Y/Y Percent



10%
8%
6%
4%
2%
0%
-2%
Core PCE Price Index
Core Goods
Core Services (ex. Housing)
Housing
*excludes food and energy
2018 2019 2020 2021 2022 2023

Source: Bureau of Economic Analysis

U.S. Employment Cost Index
Y/Y Percent



8%
7%
6%
5%
4%
3%
2%
1%
0%
Recession
Total Comp.
Wages
Benefits
'03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23

Source: Bureau of Labor Statistics

U.S. Core PCE Price Index*
Y/Y Percent



6%
5%
4%
3%
2%
1%
0%
-1%
-2%
Core Services (ex. Housing)
*excludes food and energy
2018 2019 2020 2021 2022 2023

Source: Bureau of Economic Analysis

U.S. Average Hourly Earnings
All Employees, Total Private, Nominal, NSA



8%
7%
6%
5%
4%
3%
2%
1%
0%
3M% Annualized
Y/Y Percent
3MMA, Y/Y %
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: Bureau of Labor Statistics

U.S. Average Weekly Earnings
All Employees, Total Private, Nominal, NSA



8%
7%
6%
5%
4%
3%
2%
1%
0%
3M% Annualized
Y/Y Percent
3MMA, Y/Y %
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: Bureau of Labor Statistics

Source: Bureau of Economic Analysis 9/29/23, Bureau of Labor Statistics 9/29/23

AGGRESSIVE U.S. RATE INCREASES CLOSE TO DONE?



Implied Overnight Rate & Number of Hikes/Cuts
Maximize
Implied Policy Rate (%)
Number of Hikes/Cuts Priced In
5.4
5.2
5.0
4.8
4.6
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
-3.5
Implied Policy Rate (%)
Number of Hikes/Cuts Priced In
Current
12/13/2023
03/20/2024
06/12/2024
09/18/2024
12/18/2024



Most Fed officials expect rates to rise by the end of this year.
6%
5
4
3
2
1
0
5.5%
Actual target rate
Upper limit of the federal funds target range.
Projected rates
Circles represent where officials project the target rate to be by the end of the previous year. Darker, overlapping circles indicate multiple officials predicting the same rate.
Jan. 2022
2023
2024
2025
2026
Source: Federal Reserve
LAZARO GAMIO AND KARL RUSSELL/THE NEW YORK TIMES

Source: Bloomberg 10/13/23, New York Times 9/21/23

U.S. LABOR MARKET IS TIGHT, EXACERBATED BY RETIREMENTS & COVID


Sources of the Shortfall in Labor Market Supply
2022 Versus 2020
Million
8
7
6
5
4
3
2
1
0
Aging + Retirements
Immigration Restrictions
Covid-19 Health Concerns
Reduced Incentives to Work
Mandated Employee Vaccinations
Total
Source: Domash, A. and Lawrence H. Summers, 2022. "How Tight are the U.S. Labor Markets?" NBER Working Paper 29739.

U.S. Civilian Labor Force Participation Rate
By Age Group, Seasonally-Adjusted, 2/28/20 = 100


101
99
97
95
93
91
89
87
Ages 16-24
Ages 25-54
Ages 55+
2017
2018
2019
2020
2021
2022
2023

Source: Bureau of Labor Statistics

U.S. Nonfarm Payrolls
Monthly Change, 000


500
450
400
350
300
250
200
150
100
50
0
2011-2019 avg.
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
2022-2023

Unemployment Rate (%)


15
10
5
0
Recession
'73
'83
'93
'03
'13
'23

Labor Participation Rate (%)


64
63
62
61
60
'13
'15
'17
'19
'21
'23

Sit Investment Associates

Source: Empirical Research Partners 5/25/22, Bureau of Labor Statistics 9/29/23, Factset Research Systems 9/29/23

EXCESS SAVINGS REDUCED

U.S. Personal "Excess" Savings


$600B
$500B
$400B
$300B
$200B
$100B
$0B
$2.5T
$2.0T
$1.5T
$1.0T
$0.5T
$0.0T
2020
2021
2022
2023
Excess Savings
'Drawdowns'
'15-'19 Trend Savings
Agg. Excess Savings

Source: Bureau of Economic Analysis

U.S. Personal Savings Rate

Savings as a Percent of Disposable Income


35%
30%
25%
20%
15%
10%
5%
0%
2015-2019 Trendline
'03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23

Source: Bureau of Economic Analysis

Household Savings Rates

Percent of Disposable Income


25%
20%
15%
10%
5%
0%
2019
2020
2021
2022
U.S.
U.K.
Germany
France
Japan

Source: Factset, National Sources

Excess savings by disposable-income level


$800 billion
600
400
200
0
-200
80%-100%
60%-80%
40%-60%
20%-40%
0%-20%
Quarterly
2020
'21
'22
'23

Source: Bureau of Economic Analysis 9/29/23, FactSet & National Sources 4/30/23, Wall Street Journal 9/22/23

U.S. CONSUMERS FEELING THE PAIN

Share of annual income needed to cover housing costs*


40%
30
20
10
0
Monthly
2019
'20
'21
'22
'23

Average monthly car payment, second quarter


$800
600
400
200
0
New-car loan
Used-car loan
2018
'19
'20
'21
'22
'23

Credit-card balances, quarterly


2Q 2023
$1.03 trillion
$1.00 trillion
RECESSION
0.75
0.50
0.25
0
2005
'10
'15
'20
'23

Percentage of U.S. consumer balances moving from current to 30-days-plus delinquent during the quarter, by loan type


15%
10
5
0
Auto loan
Credit card
Mortgage
Student loan
Annualized by four-quarter sum.
2005
'10
'15
'20
'23

What households say about obtaining credit now vs. a year ago


100%
75
50
25
0
Much easier
Somewhat easier
Equally easy/hard
Somewhat harder
Much harder
2015
'16
'17
'18
'19
'20
'21
'22
'23

*Share is based on median household incomes and median home prices. †Data aren't seasonally adjusted. Consumer-price index is for urban consumers. Earnings are for employees in the private sector.
‡Based on seasonally adjusted figures; all data are as of August except for mortgage and nonmortgage loan brokers, which is as of July. Financial activities includes banking, insurance and real estate.
**Data covers payday or other installment loans with terms of four months or less. Buy Now Pay Later loans excluded.

Sources: Federal Reserve Bank of Atlanta (share of annual income); Moody's Analytics (excess savings); Labor Department via St. Louis Fed (prices and earnings); Labor Department, Moody's Analytics (employment by select industry); Experian (car payment); Intuit Credit Karma (credit-card debt); LexisNexis Risk Solutions (short-term loan); Federal Reserve Bank of New York (what households say)

Share of loans 90 or more days delinquent by type


10%
8
6
4
2
0
Credit card
Auto
Student loan
Mortgage
HELOC†
2018
'19
'20
'21
'22
'23

Source: Wall Street Journal 8/17/23, 9/18/23 & 9/22/23

CONSUMER DEBT HEADWINDS AHEAD


Share of household debt that adjusts with market interest rates, quarterly
40%
35
30
25
20
15
10
5
0
1985
'90
'95
2000
'05
'10
'15
'20
'23
1Q 2023 11%
Required household debt service payments as a percentage of disposable personal income
13%
12
11
10
9
8
2003
'05
'10
'15
'20
'23
1Q 2023 9.6%

Sources: Moody's Analytics (share of household debt); The Federal Reserve (household debt service payments)

Impact of Federal Student Loan Payment Freeze Ending, by HH Income (Among Federal Student Loan Holders)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
34%
37%
29%
38%
36%
26%
21%
17%
38%
24%
31%
21%
29%
19%
13%
12%
42%
32%
12%
17%
47%
24%
6/16-19, '23
7/21-24, '23
9/22-25, '23
Under $50,000
$50,000 - $99,999
$100,000+
I will not be able to make any payment at all
I will not be able to make all of my monthly student loan payments
I will have enough money to make payments but will need to cut back on spending in other areas
I will have enough money to make payments without adjusting spending in other areas

Share of households with student-loan debt, 2019
By net-worth percentile


MEDIAN INCOME
Below 25th percentile
36%
$29,900
25-49.9
22%
$46,500
50-74.9
17%
$70,300
75-89.9
13%
$101,800
90-100
6%
$236,200
All families
21%
$58,600
Households in the lowest quartile have a median income under $30K and more than a third have student-loan debt

Source: Federal Reserve

Total debt balance for student loans


2Q 2023
$1.57T
$1.75 trillion
1.50
1.25
1.00
0.75
0.50
0.25
0
2005
'10
'15
'20

Source: Federal Reserve Bank of New York

Source: Wall Street Journal 7/28/23, 8/29/23, 9/23/23, Morgan Stanley 10/11/23


U.S. C&I Credit Standards vs. Loan Growth
Net % Tightening*, Adv. 15M, LHS
C&I Loans, Y/Y%, RHS
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
30%
20%
10%
0%
-10%
-20%
-30%
Inverted Scale
* Senior Loan Officer Opinion Survey: Net Percent Tightening Standards for Commercial & Industrial Loans
'94
'99
'04
'09
'14
'19
'24E

Source: Federal Reserve


Small and medium-sized banks' share of all outstanding loans, by type
Commercial real estate 67%
Other consumer loans 48
Loans (overall) 38
Residential real estate 37
Commercial and industrial 28
Credit cards 27
Auto loans 15
Note: Small and medium-sized banks are domestically chartered banks that are smaller than the top 25 U.S. lenders
Source: Federal Reserve


Maturing Loans by Lender Type (in $Bn)
Banks
CMBS
Life Cos
GSE
Other
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027

Source: Wall Street Journal 6/13/23, J.P. Morgan 9/27/23

NEGATIVE ECONOMIC DATA FROM CHINA

In the first half of 2023, China's share of U.S. imports fell to its lowest level in 20 years. The U.S. has turned to Mexico, Canada, Europe and other parts of Asia to offset its decreased appetite for electronics, toys and other goods from China.


Percentage of total trade with U.S.
20%
15
10
5
0
Mexico
Canada
China
Germany
Japan
1987 '90 '95 2000 '05 '10 '15 '20 '23*


China's share of U.S. goods imports and exports
25%
20
15
10
5
0
Imports
Exports
1990 '95 2000 '05 '10 '15 '20 '23*


Percentage of U.S. goods imports, 12-month rolling sum
25%
20
15
10
Asia excluding China†
EU and U.K.
China
Mexico
Canada
2017 '18 '19 '20 '21 '22 '23


Estimated local government debt burden in China, percentage of gross domestic product
100%
80
60
40
20
0
Potential liabilities*
Official debt
2017 '18 '19 '20 '21 '22 '23
Major sources of local government funding, excluding debt
General revenue, including taxes
Subsidies and transfers from Beijing
Land sales
12 trillion yuan
10
8
6
4
2
0
2006 '10 '15 '20

*Debts held through local government-owned corporate financing vehicles.
Note: 1 trillion yuan=$137 billion
Sources: International Monetary Fund (government debt); CEIC (government funding)

Source: Wall Street Journal 8/14/23 & 10/13/23

POOR CHINA STRUCTURAL ISSUES


China's working-age population
1 billion
0
PROJECTIONS
1990 2000 '10 '20 '30 '40 '50


Consumer loans as a percentage of Chinese disposable income*
100%
75
50
25
0
1998 2000 '05 '10 '15 '20


Results from People's Bank of China urban depositors survey
60%
40
20
0
Prefer to increase savings deposits
Prefer to increase consumption
Willing to buy a house
2010 '15 '20


China's Youth Unemployment Rate Keeps Climbing
SURVEYED UNEMPLOYMENT RATE IN URBAN AREAS
20%
16
12
8
4
0
JUNE 2023
Ages 16-24
21.3%
Ages 25-59
4.1%
2018 2019 2020 2021 2022 2023
Source: National Bureau of Statistics
THE NEW YORK TIMES


China's total factor productivity growth, annual change
5%
4
3
2
1
0
1980 '90 2000 '10


Chinese corporations' average return on assets
10%
8
6
4
2
0
Privately owned
State owned
2017 '18 '19 '20 '21 '22

Sit Investment Associates

Source: Wall Street Journal 8/21/23, 8/10/23 & 8/25/23

U.S. DOWNGRADE FLASHES WARNING SIGN

Federal debt held by US public / GDP actual, projected to 2050



200
150
100
50
0
Federal debt held by public % GDP
Projected
WWII
Pandemic
Great Depression
Great Recession
WWI
1900 1916 1933 1950 1966 1983 2000 2016 2033 2050

Source: BofA Research Investment Committee, Congressional Budget Office

Deficits or surpluses and debt interest of countries rated AAA or AA, 2023 estimate



AAA
2% 0 2 4 6 8 10%
Germany
Luxembourg
Netherlands
Sweden
Switzerland
Denmark
Deficit, percentage of GDP[†]
Surplus, percentage of GDP[†]
Interest, percentage of revenue
←Surplus Deficit/interest→
AA+
U.S.
Austria
Finland
Canada
AA-
U.K.
France
Belgium
Ireland

U.S. Federal Spending

$ Billion, 2023E



Total Outlays: $5,682
Mandatory Spending $3,790
Non-Defense, $919
Social Security, $1,345
Defense, $792
Medicaid, $594
Medicare, $1,001
Other, $367
Net Interest, $663

Source: Congressional Budget Office

U.S. Federal Spending

Percent of Outlays, 2023E



Mandatory Spending 70%
Non-Defense 16%
Social Security 24%
Defense 14%
Medicaid 10%
Medicare 18%
Other 6%
Net Interest 12%

Source: Congressional Budget Office

U.S. Federal Outlays - Interest Expense

Percent of Total



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
CBO Forecast
'83 '88 '93 '98 '03 '08 '13 '18 '23 '28 '33

Source: Congressional Budget Office

U.S. Federal Budget

$ Trillion



CBO Forecast
$0.5T
$0.0T
-$0.5T
-$1.0T
-$1.5T
-$2.0T
-$2.5T
-$3.0T
-$3.5T
-$4.0T
140%
120%
100%
80%
60%
40%
20%
0%
Federal Budget Surplus (Deficit), LHS
Debt Held by Public, % of GDP, RHS
1993 2003 2013 2023 2033E

Source: Congressional Budget Office

Federal Net Interest Outlays Scenario Analysis

Share of GDP



Net Interest Outlays: 2022 @ 2.0%
CBO Baseline Projection: 2033 @ 3.6%
Yields 1 pp Lower: 2033 @ 2.4%
Yields 1 pp Higher: 2033 @ 4.9%
6%
5%
4%
3%
2%
1%
0%
73 77 81 85 89 93 97 01 05 09 13 17 21 25 29 33

Source: Congressional Budget Office and Wells Fargo Economics

Source: Bank of America/Merrill Lynch 8/8/23, Wells Fargo 9/22/23, Wall Street Journal 8/11/23 & 8/10/23, Congressional Budget Office 9/30/23

Sit Investment Associates

GLOBAL ECONOMIC OUTLOOK

Consensus Real GDP Growth Forecast
Y/Y%, Median



2.0%
1.8%
1.3%
1.3%
1.2%
1.0%
1.4%
0.4%
0.5%
0.9%
0.5%
0.7%
0.3%
1.0%
-0.1%
-0.9%
2023E
2024E
12/31/22 Est.
U.K.
Euro Area
U.S.
Japan

Source: FactSet

Consensus Real GDP Growth Forecast
United States



6%
4%
2%
0%
-2%
-4%
3.5%
0.5%
-0.1%
0.4%
2.1%
2.1%
0.9%
Range
Wtd Avg
3Q23
4Q23
1Q24
2Q24
CY22
CY23
CY24
Q/Q %, SAAR
Y/Y %

Source: Bloomberg

Sit Investment Associates

Source: Factset Research Systems 9/29/23, Bloomberg 9/29/23

PRIOR U.S. RECESSION COMPARISONS


Peak-to-Trough GDP % & Duration of Prior Recessions
1973
1980
1982
1990
2001
2007
2020
0%
-4%
-8%
-12%
-2.7%
-2.2%
-2.6%
-1.4%
-0.2%
-3.8%
-9.6%
U.S. GDP Peak-to-Trough Growth, %
Recession Duration, Months
20
15
10
5
0
16
6
16
8
8
18
2

Source: FactSet, NBER


Payrolls, change from peak to trough, by recession*
-25%
-20
-15
-10
-5
0
1990
2001
2007
2020
Blue-collar industries
White collar

*Seasonally adjusted. Blue collar includes mining, construction, manufacturing, retail warehousing, and leisure and hospitality. White collar includes information, finance and professional and business services. Source: Labor Department.

Source: FactSet, NBER 3/31/23, Wall Street Journal 1/9/23

MARKETS DEFY EXPECTATIONS, BUT VERY NARROW LEADERSHIP

Index performance


20%
S&P 500
Russell 2000
15
10
5
0
-5
2023
Sept.
20%
S&P 500
MSCI Emerging Markets
15
10
5
0
-5
April 2023
Sept.

S&P 500 Index Price Returns
12/31/22 = 100


180
170
160
150
140
130
120
110
100
90
"Magnificent Seven"*
S&P 500 (ex. "Magnificent Seven")
*Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, & Tesla
1/23 2/23 3/23 4/23 5/23 6/23 7/23 8/23 9/23

Source: FactSet

Percentage of S&P 500 Stocks Outperforming Index


53% 52% 48% 54% 46% 46% 48% 37% 48% 59% 29%
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 YTD '23


S&P 500 - 2022 Performance vs. YTD 2023
as of 9/29/23
80%
60%
40%
20%
0%
-20%
-40%
-60%
6%
48%
69%
-53%
Top 50 2022 Performers
Bottom 50 2022 Performers
2023 Total Return
2022 Total Return


Total Return (%) - S&P 500
70%
60%
50%
40%
30%
20%
10%
0%
14.3%
60.2%
2.4%
Total
FAANG + MNT*
REST OF MARKET

FAANG + MNT contributed 87% of the total S&P 500 Return Year-to-Date

*FAANG + MNT includes: META, AMZN, AAPL, NFLX, GOOG/GOOGL, MSFT, NVDA, and TSLA

MULTIPLE EXPANSION ACCOUNTED FOR MARKET INCREASE SO FAR IN 2023

Price/Earnings Ratio ✖ **Earnings** = **Price**

Therefore, for Price to Increase:

- Price/Earnings Ratio Has to Expand and/or
- Earnings Have to Increase

S&P 500 Price Returns, Contribution from EPS and PE



60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23E
Price Chg Driven by EPS
Price Chg Driven by P/E
S&P 500 Price Change

S&P 500 PE Ratio vs U.S. Treasury Yield



24x
23x
22x
21x
20x
19x
18x
17x
16x
15x
14x
S&P 500 NTM PE, LHS
10Y Treasury Yld., RHS
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
5.0%
10Y Treasury Yield
Inverted Scale
2018
2019
2020
2021
2022
2023

Source: FactSet

U.S. Excess Liquidity*

Y/Y Percent



30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
*Real liquidity (M2 plus equity & bond mutual funds) minus industrial production growth rates
'03
'05
'07
'09
'11
'13
'15
'17
'19
'21
'23

Source: Federal Reserve, Investment Company Institute

Source: FactSet 9/29/23, U.S. Federal Reserve, Investment Company Institute 9/29/23

Sit Investment Associates

S&P 500 CONSENSUS EPS TRENDING LOWER, BUT OK

Positive EPS Surprises
S&P 500 Index



100%
90%
80%
70%
60%
50%
10-Year Average
2018
2019
2020
2021
2022
2023

Source: Factset

Positive Revenue Surprises
S&P 500 Index



100%
90%
80%
70%
60%
50%
10-Year Average
2018
2019
2020
2021
2022
2023

Source: Factset

S&P 500 Consensus EPS Estimates
Bottom-Up, Calendar Year



$280
$260
$240
$220
$200
$180
$160
$140
$120
2020
2021
2022
2023E
2024E
246
+12%
220
+2%
205
+50%
216
+5%
137
-14%
2018
2019
2020
2021
2022
2023
2020
2021
2022
2023E
2024E

Source: FactSet

Beats were generally above average in both regions except for top line surprises in Europe



90%
80%
70%
60%
50%
40%
30%
1Q '09
1Q '11
1Q '13
1Q '15
1Q '17
1Q '19
1Q '21
1Q '23
% comps beating sales: US
% comps beating EPS: US
% comps beating sales: Europe
% comps beating EPS: Europe

Source: FactSet Research Systems 9/29/23, Barclays Research 8/16/23

S&P 500 VALUATION TOWARDS HIGHER END OF RANGE IN 2024

(Based on 2023 Estimates)


P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 22

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 19.7x is based on 2023 est. operating EPS of $219.55

(Based on 2024 Estimates)


P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 22

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 17.7x is based on 2024 est. operating EPS of $244.79

Source: Factset Research Systems 10/13/23

Sit Investment Associates

U.S. EQUITY VALUATIONS REASONABLE EXCLUDING TECHNOLOGY SECTOR

	Current NTM P/E	20 yr avg NTM P/E	Premium/Discount to S&P 500 Current	20 yr avg	Spread
S&P 500	**18.2x**	**15.8x**			
S&P 500 / Information Technology -SEC	25.2x	17.1x	7.0	1.3	5.7
S&P 500 / Consumer Discretionary -SEC	24.3x	20.7x	6.1	4.9	1.2
S&P 500 / Health Care -SEC	17.0x	15.0x	-1.2	-0.8	-0.4
S&P 500 / Materials -SEC	16.8x	15.1x	-1.4	-0.6	-0.7
S&P 500 / Consumer Staples -SEC	17.9x	17.6x	-0.2	1.8	-2.0
S&P 500 / Industrials -SEC	17.7x	16.5x	-0.4	0.7	-1.1
S&P 500 / Utilities -SEC	14.9x	15.5x	-3.3	-0.3	-3.0
S&P 500 / Financials -SEC	12.9x	13.0x	-5.2	-2.8	-2.4
S&P 500 / Communication Services -SEC	17.0x	17.4x	-1.2	1.7	-2.8
S&P 500 / Energy -SEC	11.3x	15.1x	-6.9	-0.7	-6.2

	Current NTM P/E	20 yr avg NTM P/E	Premium/Discount to S&P 500 Current	20 yr avg	Spread
S&P 500 / Semiconductors -SUB	24.8x	17.9x	6.6	2.1	4.5
S&P 500 / Software -IND	28.4x	19.8x	10.2	4.0	6.2
S&P 500 / Technology Hardware & Equipment -IG	24.1x	16.1x	6.0	0.3	5.7

Sit Investment Associates

Source: Factset Research Systems 10/13/23

U.S. EQUITY VALUATIONS REASONABLE EXCLUDING "MAGNIFICENT SEVEN"



P/E using FY1 Est.
50x
45x
40x
35x
30x
25x
20x
15x
10x
5x
0x
11-OCT-2013
31-JAN-2014
30-MAY-2014
30-SEP-2014
30-JAN-2015
29-MAY-2015
30-SEP-2015
29-JAN-2016
31-MAY-2016
30-SEP-2016
31-JAN-2017
31-MAY-2017
29-SEP-2017
31-JAN-2018
31-MAY-2018
28-SEP-2018
31-JAN-2019
31-MAY-2019
30-SEP-2019
31-JAN-2020
29-MAY-2020
30-SEP-2020
29-JAN-2021
31-MAY-2021
30-SEP-2021
31-JAN-2022
31-MAY-2022
30-SEP-2022
31-JAN-2023
31-MAY-2023
29-SEP-2023
MAGNIFICENT SEVEN Price to Earnings using FY1 Est
REST OF MARKET Price to Earnings using FY1 Est
Total Price to Earnings using FY1 Est



P/E using FY2 Est.
40x
35x
30x
25x
20x
15x
10x
5x
0x
11-OCT-2013
31-JAN-2014
30-MAY-2014
30-SEP-2014
30-JAN-2015
29-MAY-2015
30-SEP-2015
29-JAN-2016
31-MAY-2016
30-SEP-2016
31-JAN-2017
31-MAY-2017
29-SEP-2017
31-JAN-2018
31-MAY-2018
28-SEP-2018
31-JAN-2019
31-MAY-2019
30-SEP-2019
31-JAN-2020
29-MAY-2020
30-SEP-2020
29-JAN-2021
31-MAY-2021
30-SEP-2021
31-JAN-2022
31-MAY-2022
30-SEP-2022
31-JAN-2023
31-MAY-2023
29-SEP-2023
MAGNIFICENT SEVEN Price to Earnings using FY2 Est
REST OF MARKET Price to Earnings using FY2 Est
Total Price to Earnings using FY2 Est

Source: Factset Research Systems 10/13/23

ESTIMATES FOR AI STOCKS HAVE SEEN STRONG UPWARD REVISIONS YTD



Global Artificial Intelligence Market Size
AI Software
AI Services
AI Hardware
$318B
$383B
$450B
$550B
$640B
$750B
$900B
2020
2021
2022E
2023E
2024E
2025E
2026E



2000
Tech P/E ≈50x
2020s
Tech ROE well above
Tech Bubble Levels
2020s
Tech P/E nowhere near
Tech Bubble levels
60x
50x
40x
30x
20x
10x
0x
40%
30%
20%
10%
0%
'97 '99 '01 '03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23
S&P Tech Sector PE NTM, LHS
S&P Tech Sector Return on Equity LTM, RHS



Productivity growth may move higher due to AI
5y moving average US Productivity Growth
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1987
1992
1997
2002
2007
2012
2017
2022



Share of each job's functions exposed to AI, by Industry
Share of each job exposed to AI, by Industry
45%
40%
35%
30%
25%
20%
15%
Finance
Prof., Scientific & Technical Svcs
Mgmt Co. & Entperises
Information
Educational Services
Gov't
Real Estate
All Industries
Health Care
Wholesale Trade
Utilities
Other Services
Arts, Entertainment, and Recreation
Retail Trade
Admin, Support, Waste Mgmt, Remidiation Svcs
Manufacturing
Mining
Construction
Accomdation & Food Svcs
Transport & Warehouse
Agriculture

*Source: O*NET, BLS, Census, Felten et al. (2021), Evercore ISI Research*

Sit Investment Associates

Source: Bank of America/Merrill Lynch 2/28/23, Statista, Factset, Piper Sandler, IDC 6/30/23, Credit Suisse 8/8/23, Evercore ISI 8/6/23

SMALL CAPS LOOK ATTRACTIVE AT CURRENT VALUATIONS



S&P 500 - PEG - FY1
Recession Periods - United States
2.4x
2.2x
2.0x
1.8x
1.6x
1.4x
1.2x
1.0x
0.8x
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



S&P 500 - PE - NTM
Recession Periods - United States
24x
22x
20x
18x
16x
14x
12x
10x
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell 2000 - FY1 PEG
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
FY1 PEG
Avg. PEG



Russell 2000 - PE - NTM
Recession Periods - United States
60x
50x
40x
30x
20x
10x
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: FactSet Research Systems 10/13/23

Sit Investment Associates

EARNINGS YIELDS HIGHER THAN BOND YIELDS GLOBALLY



S&P 500
S&P 500 - Earnings Yield
Govt Yield - 10 Yr
12%
10%
8%
6%
4%
2%
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



MSCI Europe (SR) (EUR)
MSCI Europe (SR) (EUR) - Earnings Yield
Govt Yield - 10 Yr
12%
10%
8%
6%
4%
2%
0%
-2%
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



MSCI World ex USA
MSCI World ex USA - Earnings Yield
Govt Yield - 10 Yr
12%
10%
8%
6%
4%
2%
0%
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



MSCI UNITED KINGDOM (SR) (GBP)
MSCI UNITED KINGDOM (SR) (GBP) - Earnings Yield
Govt Yield - 10 Yr
14%
12%
10%
8%
6%
4%
2%
0%
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



MSCI Japan
MSCI Japan - Earnings Yield
Govt Yield - 10 Yr
10%
8%
6%
4%
2%
0%
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: FactSet Research Systems 10/13/23

INVESTMENT STRATEGY: GLOBAL EQUITIES

I. We are in a stock picker's market.

- Earnings growth is key to stock price appreciation and sustaining appreciation.
- Invest in high quality companies that have unit growth in sales, pricing power and improved margins resulting from volume/efficiency scalability. This should lead to strong, more predictable earnings growth.
- Focus on companies with strong balance sheets and are cashflow generative. We want to invest in companies that can survive tough economic times.
- Prefer growth stocks that can pay an increasing dividend.
- Focus on stocks with earnings growth fundamentals that can justify valuations.

II. Invest in a diversified portfolio.

- Difficult to predict the timing and strength of economic conditions but believe economic conditions will improve in 2024.
- Seek exposure to secular growth sectors, cyclical growth sectors and defensive sectors.
  - Secular growth sectors (technology, health technology, health services)
  - Cyclical growth sectors (capital goods, energy, transportation)
  - Defensive sectors (consumer non-durables, utilities)
- Secular stock growers provide ongoing growth through slow economic conditions and valuations will become more attractive in an anticipated declining interest rate environment.
- Defensive stocks should provide reduced portfolio performance volatility in the near term.
- Cyclical stock growers should appreciate in anticipation of better economic conditions in 2024. Cyclical growth sectors do best when going into the depths of the recession.

ECONOMIC CYCLE PHASES – MOST DIFFICULT PHASE TO INVEST IS BETWEEN A DOWNTURN AND AN UPTURN

Early Cycle, Mid Cycle, Late Cycle and Recession/Downturn regimes



Momentum, Growth,
High
Dividends,
High Quality,
Low Risk
Contraction <--> Expansion
Phase
2
Mid
Cycle
Phase
3
Late
Cycle
Phase 1
Recovery
Phase 4
Downturn
Low Quality, Small
Size, High Risk
High Quality, Low Risk,
Large Size

Source: Bank of America/Merrill Lynch 6/23/23

GLOBAL STOCK CORRELATIONS WELL BELOW AVERAGE

The trend in stock-to-stock correlations continue to remain low



Macro-driven markets
Average of every stock-to-stock correlation
35%
30%
25%
20%
15%
10%
5%
0%
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Global stock-to-stock correlation
6 mma
Average

Source: Bank of America/Merrill Lynch 9/28/23

EQUITY SECTOR STRATEGY – OVERWEIGHT

SECTOR	Fundamentals/Themes Within Sector	Favorite Names
TECHNOLOGY (OVERWEIGHT)	• Key themes: AI, machine learning, cybersecurity, cloud computing, e-commerce and digital payments, digital transformations & workflow automation • Semiconductors benefiting from all secular themes and ever-increasing utilization in consumer and industrial products • Cost reductions set stage for improved operating leverage in a cyclical recovery • Favor cash flow-generating secular growers and firms where 2022's multiple contraction was far too severe relative to growth prospects	NVDA, TSMC, GOOGL, PANW, MSFT, AMZN, BKNG, ADBE, CRM, NOW, ACN
HEALTH CARE (OVERWEIGHT)	• Demographics underpin secular growth for health care within a global economy • Health care's innovation engine has never been stronger – producing curative products that improve outcomes at lower costs • Valuations for the overall sector are compelling relative to other defensive/non-cyclical sectors • Favor health insurers and providers bending cost-curves through efficient health delivery models, including outpatient care, telehealth, and home health • Prefer medical device manufacturers addressing chronic medical needs with minimally invasive, yet powerfully effective products and tools	ABT, ATRC, AZN, DXCM, TMO, CNC, MOH, THC, UNH
ENERGY/MATERIALS (OVERWEIGHT)	• Structural supply-side constraints suggest extended period of elevated, if volatile, energy prices – "all-of-the-above" approach needed to meet world's growing energy needs, including both fossil fuels and renewable sources • Energy price-levered companies offer a hedge against inflation and heightened geopolitical risk • Favor energy companies possessing advantaged assets, participating in growing markets (e.g. LNG), and/or with the capacity to sustainably increase shareholder returns • Prefer materials companies with exposure to copper, a key component in renewable energy/EV transition and estimated to be in structural supply deficit	COP, LNG, NOG, CHRD, SHEL, GLNCY, LYSDY, MP
CAPITAL GOODS (OVERWEIGHT)	• Surprising resilience in most major industrial markets, with incremental growth from infrastructure, secular growth end-markets (automation, EV's, electrification), and "near shoring" • Strong pricing overcoming raw costs and supply chain pressures, with cost relief in sight for 2023 • Despite geopolitical pressures, defense may lose "safe haven" status as budget impasse appears likely in 2023-2024 • Selectivity is key as valuations are above historical averages; too high given likely US/European recession • Investment focus on firms with visible growth in automation, aerospace, EV's, commodity capex, power/T&D	SIEGY, PH, ETN, HON, J, HUBB
TRANSPORTATION (OVERWEIGHT)	• Post-Covid shift from goods to services negatively impacting volumes on all modes • Inventory destocking hurting truckers in particular, but this should abate in 2023 • Strong pricing gains and cost actions providing earnings "floor" for trucks, rail, and parcels • Rail fundamentals stable given relative stability from intermodal, ag, coal, and auto • Travel surge boosting airlines, but capacity uptick in 2023 warrants caution • Prefer rails and parcel carriers based on valuation, strong pricing, and capital returns	UNP, FDX, KNX, TFII, ALK

Source: Sit Investment Associates, Inc. 9/29/23

EQUITY SECTOR STRATEGY – NEUTRAL/UNDERWEIGHT

SECTOR	Fundamentals/Themes Within Sector	Favorite Names
UTILITIES (NEUTRAL)	• Absolute valuations elevated relative to history, balanced by visible rate base growth and long-term growth benefits from changing U.S. energy landscape (wind and solar powered electricity generation, gathering and processing infrastructure for shale oil and gas) • Limited exposure to currency swings and inflationary cost trends • Emphasis on firms with limited rate/regulatory risk and high exposure to renewables	WEC, AES
FINANCIALS (UNDERWEIGHT)	• Peaking conditions for banks in terms of NIM, credit, and loan growth. Commercial Real Estate represents major credit risk • Rate increases are causing deposit outflows and losses in investment portfolios • Banks' regulatory headwinds increasing after two regional bank failures • Credit risks more prevalent outside of banking system given post-GFC regulations/lending restraint • Unlike 2008-2009, banks well capitalized and proactively adding to provisions • P&C insurers attractive due to major pricing upcycle, with additional boost from interest income • Sector valuations attractive, but catalysts are lacking - Focus on high quality, overcapitalized firms returning capital to shareholders	JPM, CB, AMP, GS, AJG, CG, O
COMMUNICATIONS (UNDERWEIGHT)	• Capital intensity with subpar returns for traditional telecom providers • Increasing competition in wireless market as penetration has peaked; Verizon and AT&T have been unable to add premium pricing for 5G service • We favor the service providers that can best monetize the "wireless Internet" including the network edge compute function such as the tower stocks and data center providers • Due to the limited range of 5G signals, more towers or small cells are needed for coverage thus benefitting the tower stocks - furthermore, the network edge compute function will likely be housed around the tower placements, again benefitting tower stocks	AMT, CLLNY
RETAIL TRADE (UNDERWEIGHT)	• Inflation, higher interest rates, and peaking labor markets are fundamental headwinds • Consumer spending preferences for experiences (dining out, travel) over goods (hardgoods, apparel) • Covid pandemic has hastened migration to e-commerce and demise of shopping mall • However, most retailers, even AMZN, are finding need to have brick & mortar presence, so are omnichannel (i.e., physical stores, online, pickup, delivery) • Off-price retailers benefitting from excess channel inventory and value-seeking consumers • We favor companies with visible sales outlooks, scale, and differentiated business models	AMZN, LULU, HD, TGT, TJX, ULTA
CONSUMER NON-DURABLES (UNDERWEIGHT)	• Slow secular volume growth, due to mature developed markets • Increasing competition in many categories from private label, local brands, and healthy/organic • Pickup in at-home food consumption and shift to trusted name brands during Covid; these trends are beginning to wane as price increases test sustainability of market share gains for name brand manufacturers • Reopening of global economies will help EL (makeup, travel) and MDLZ (emerging markets) • Margin pressure from supply chain costs and higher advertising & procurement spending • We favor firms with strong brands, global growth potential, and innovative new product development	STZ, DEO, EL, MDLZ, NSRGY, PEP, PG

Source: Sit Investment Associates, Inc. 9/29/23

IMPORTANT DISCLOSURES

This analysis contains the collective opinions of our analysts and portfolio managers and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here, including all charts and data whether created by Sit or a third party, is reliable but should not be assumed to be accurate or complete.

Statements of future expectations, estimates, projections, and other forward-looking statements are based on available information and Sit's views as of the time of these statements. Accordingly, such statements are inherently speculative as they are based on assumptions that may involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those expressed or implied in such statements.

The information provided in this presentation should not be considered a recommendation of any particular security or strategy, nor should it be considered a solicitation or offering to sell securities or an interest in any strategy or fund.